Mail Stop 4561

April 17, 2009

Marc H. Bell, Chief Executive Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway
Boca Raton, FL 33487

> **Re: FriendFinder Networks Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 26, 2009**
> **File No. 333-156414**

Dear Mr. Bell:

We have reviewed the above-captioned filing and your response letter dated March 26, 2009, and have the following comments. Where prior comments are referenced, they refer to our letter dated January 21, 2009.

Prospectus Summary, page 1

1.   With respect to prior comments 5 and 6, please move the list of defined terms in the opening italicized paragraph to a portion of the prospectus not covered by the plain English rule. In addition, you should move the text discussing non-GAAP financial results on page 2 to follow the "Summary Consolidated Financial Information and Other Financial Data," and replace the current disclosure with a brief summary of your recent operating results and your current financial position that is expressed in GAAP terms.

2.   We note your revised disclosure on page 2 in response to prior comment 7. Please disclose the amount of indebtedness, and briefly describe how the debt was incurred. In addition, clearly disclose that the primary purpose of the offering is to repay debt, including debt held by your affiliates, and the effect that the deleveraging will have on your company.

3.   We note that you revised your disclosures on page 2 to reflect the requirements of Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in response to our prior comment 11. With regards to such disclosures, please address the following comments:

- Tell us how you considered presenting a tabular reconciliation of GAAP information to non-GAAP information and revise your disclosures accordingly;
- Revise to clearly label such measures as "non-GAAP" as they are still labeled "as adjusted";
- Tell us how you considered calculating the income tax effect of your non-GAAP adjustments to reconcile non-GAAP net loss and revise your disclosures accordingly;
- Revise to address why management believes the deferred revenue adjustment is not a recurring item. In this regard, please explain how the Company believes that Various' pre-acquisition results are indicative of future results (e.g. does it expect the same subscription level base in future periods?);
- Revise your disclosures to address material limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures and the manner in which management compensates for them; and
- Revise to include a discussion of the economic substance behind management's decision to use such measures and the substantive reasons why management believes these non-GAAP financial measures provide useful information to investors. We refer you to footnote 44 of SEC Release 33-8176, which indicates the fact that the non-GAAP financial measure is used by or useful analysts cannot be the sole support for presenting such measures.

4.   We note your response to prior comment 10 concerning industry research reports cited in your prospectus. Certain of the cited reports, such as IDC's Internet Commerce Market Model and eMarketer's forecast for worldwide online social networking advertising spending, were prepared in late 2007 or early 2008. Please tell us your views regarding whether information extracted from reports prepared prior to the current economic downturn provide meaningful and reliable information to potential investors. Tell us what consideration you have given to including prominent disclosure concerning how economic conditions may affect the usefulness of the cited information, and how those conditions might affect any reports the study authors might prepare in the context of the substantial economic downturn. Tell us whether you are aware of similar market studies that have been prepared by the authors you cite, or others, after September 2008. Also tell us whether the conclusions of any more current reports vary materially from the ones you cite. Finally, tell us what consideration you have given to expanding the market survey information to include industry research reports that were prepared during the economic downturn.

Summary Consolidated Financial Data and Other Financial Data, page 5

5.   We note your disclosures in note (b) on page 7 where you indicate that for the
        year ended December 31, 2008 the Company failed to satisfy EBITDA covenants
        with respect to your 2006 and 2005 Notes because of operating performance.
        You further indicate that the EBITDA requirement for these Notes was $13.5
        million for the twelve month period ending December 31, 2008. Considering
        EBITDA for the year ended December 31, 2008 was $57.2 million, it is not clear
        how the Company determined that you did not meet your EBITDA covenants.
        Please explain and revise your disclosures accordingly.

Capitalization, page 37

6.   We note from your response to prior comment 58 that Series A and Series B
        preferred stock will not automatically convert into shares of the Company's
        common stock upon completion of this offering. Similarly, we note that your pro
        forma disclosures assume the conversion of the Company's outstanding Series B
        common stock and Subordinated Convertible Notes. Please explain further how
        you determined that the conversion of preferred stock, common stock, and
        convertible debt meets the "factually supportable" criteria of Rule 11-02(b)(6) of
        Regulation S-X and why you believe it is appropriate to include these items in
        your pro forma capitalization table.

7.   We note your response to prior comment 26 where you indicate that considering
        the nominal exercise price of the warrants and the fact that the warrant holders
        will lose the warrants if they are not exercised, the Company believes the exercise
        of all warrants prior to the IPO is factually supportable. Unless the Company has
        contractual arrangements with the warrant holders indicating their intent to
        exercise such warrants, the Staff does not believe your circumstances meet the
        factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X and,
        accordingly, such assumptions should not be included in your pro forma
        capitalization disclosures. Alternatively, you may include a footnote to the
        Capitalization table discussing the possible exercise of such warrants. Please
        revise your disclosures accordingly.

Unaudited Pro Forma Financial Data, page 41

8.   We note the change you made to pro forma adjustment (2) in response to prior
        comment 27. Please tell us if the Company expects historical revenues, which
        include the purchase accounting adjustment for deferred revenue, to be reflective
        of future results. If not, then it would appear that your pro forma adjustment may
        not meet criterion (ii) of Rule 11-02(b)(6), as it would not have a continuing
        impact, and you should revise your disclosures to remove this adjustment.
        Alternatively, you may include a discussion of this item in the notes to the pro

forma financial statements and clearly indicate that this item is not included in your pro forma financial statements. You may also describe the impact the purchase accounting adjustment had on your fiscal 2008 results in comparison to the pro forma for fiscal 2007 in your MD&A discussion, without specifically including this adjustment in your pro forma revenue amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 54

9.   We note your response to prior comment 30. You do not appear to have provided a quantitative and qualitative discussion and analysis of the conversion of members to subscribers, and the number of/revenue from marketing affiliates for each time period addressed in your results of operations. Please explain, or revise your disclosure.

10.   We note that on page 56 you describe how the discussion of historical results of operations for fiscal 2008 as compared to pro forma results of operations for fiscal 2007 was prepared. However, please revise to also explain why management believes this information is useful and any potential risks associated with using it (e.g. the potential that such results might not necessarily be indicative of future results, depending on how the information has been prepared, and the period that it covers).

Management, page 98

11.   We note your response to prior comment 39. In your response letter, please tell us the minimum percentage of the working time of Messrs. Bell, Staton, and Shashoua that is expected to be devoted to Enterprise Acquisition Corp., Marc Bell Capital Partners LLC, and Staton Capital LLC.

Executive Compensation, page 103

12.   We note your response to prior comment 40. Please revise this section to include a discussion and analysis of compensation policies for the fiscal year ended December 31, 2007, as well as summary compensation table information with respect to compensation received by the named executive officers during the year ended December 31, 2007, that was previously disclosed or was previously required to be disclosed. See Instruction 1 to Item 402(c) of Regulation S-K.

13.   On page 107, you state that you granted options to named executive officers on July 7, 2008. We note that you have not included the tables required by Items 402(d) and 402(f) of Regulation S-K. See Items 402(d)(1) and 402(f)(1) of

Regulation S-K and Question 119.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K. Please explain, or amend your disclosure.

Compensation Discussion and Analysis, page 103

14.   We note your response to prior comment 41, which states that your board of directors is generally familiar with the compensation of similarly situated individuals at other companies and considers this information when making compensation decisions. Please disclose the companies used for this purpose. See Question 118.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Bonuses, page 105

15.   Please revise to include a more detailed description of your bonus payments to Mr. Brackett. The revised disclosure should describe the terms of the bonus agreement negotiated at the time of the Various acquisition and how the amounts actually awarded to Mr. Brackett were determined.

Long-Term Equity Incentive Compensation, page 106

16.   We note your response to prior comment 44. Please revise this section to disclose the factors that were considered and the reasons for the variations in the number of options granted to the named executive officers.

Certain Relationships and Related Party Transactions, page 117

17.   We note your response to prior comment 47, which states that Messrs. Bell and Staton "do not qualify as 'promoters' of the company as defined in Rule 405 of Regulation C." In your response letter, please provide an analysis supporting your conclusion that Messrs. Bell and Staton, and/or entities affiliated with them are not promoters, or revise this section to provide the disclosure required by Item 404(c)(1) of Regulation S-K.

18.   We note your response to prior comment 50, which asked you to explain why your acquisition of Various was structured such that your principals and their affiliates entered into the letter agreement directly with the sellers of Various. Your response states that the letter agreement was the product of negotiations. In your response letter, please provide a concise summary of the negotiations, as well as an explanation of economic or business motivations for structuring the acquisition in this manner.

Underwriting, page 137

19.   We note your response to prior comment 56, which, among other things, observed that the underwriter listed in this section and on the outside front cover page of the prospectus did not appear to be registered with FINRA. It still appears that the underwriter named in this section and on the outside front cover page is not registered with FINRA. Please advise, or revise, as appropriate.

Friendfinder Networks Inc. December 31, 2008 Financial Statements

Consolidated Statements of Operations, page F-4

20.   Based on the information provided in the table on page F-30 of Note N, it appears that product revenue may exceed ten percent of total revenue in fiscal 2007 and fiscal 2006 (i.e. mainly due to magazine sales). Please confirm and also tell us if "video entertainment" includes DVD/videocassette product sales. As applicable, revise to separately present product and service revenues and their respective costs pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X or tell us why such revision is not considered necessary.

Note B. Summary of Significant Accounting Policies

11. Revenue Recognition, page F-9

21.   We note from your disclosures on page F-9 that the Company recognizes revenue from the shipment of products from online stores when the products are shipped. However, your response to our prior comment 62 indicates that the Company receives a commission for product sold through an online store in which a third party operates. Please revise your disclosures to clarify the nature of how revenue is generated from online stores, as your current description is not consistent with the information provided in your response to prior comment 62.

23. Per share data, page F-12

22.   Please revise your disclosures to clarify why you did not present earnings per share using the two-class method based on your consideration of Issue 7 of EITF 03-6 as addressed in your response to prior comment 66.

Note G – Goodwill, page F-17

23.   We note that the Company recorded a goodwill impairment charge of $6.8 million in fiscal 2008 related to the Internet reporting segment. Please revise your disclosures to describe, in further detail, what led to the impairment of this segment. Additionally, please tell us and revise to disclose the significant

assumptions you used in performing your impairment test as well as quantitative and qualitative disclosure of the sensitivity of your goodwill valuation to changes in your methodologies or assumptions. See Section V of SEC Release 33-8350.

Note I – Accrued Expenses and Other Liabilities, page F-18

24.   Please revise your disclosure on page 22 and F-19 to disclose the amount of the settlement and fine agreed upon with German authorities and when it will be or was paid.

25.   Additionally, we note that the Company recorded a $2.7 million gain to other income for the settlement of VAT liabilities. Please tell us how you determined that the $2.7 million should be recorded as a gain versus as a reduction to goodwill for the adjustment to the purchase price allocation since the VAT liabilities were recorded in the initial purchase price allocation for your Various acquisition. Also, tell us the accounting guidance you considered and revise your disclosures to clarify your accounting, as applicable. In this regard, it does not appear that the settlement occurred subsequent to the end of the allocation period as defined in Appendix F of SFAS 141.

Note J – Long-Term Debt, page F-19

26.   We note your disclosure on page F-20 in response to prior comment 69 that the valuation of common stock underlying the warrants issued in connection with the Various acquisition was determined by an independent third party valuation. When you refer to a third-party valuation specialist, you should revise to (1) disclose the name the specialist and include the expert's consent following Securities Act Rule 436(b) of Regulation C, or (2) remove the reference to the use of the specialist. Also, please revise to disclose that the valuation was performed on a retrospective basis. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm for guidance.

27.   Please tell us the value of the underlying common stock used in determining the $0.28 fair value of the Company's warrants. Additionally, please tell us the per share price determined in each of the four scenarios you used to establish the final fair value of your comment stock on December 6, 2007. Also, we reissue part of prior comment 69 to tell us how you considered the recent issuance price of Series B Convertible Preferred Stock in determining the value of common stock. In this regard, tell us how the Company determined that an increase in the value of common stock from November 2007 to December 6, 2007 was reasonable and further explain the "differences in rights and marketability of past transaction securities and the subject securities." Finally, tell us if the names and prices of publicly traded securities of comparable companies used in your analysis.

Note K – Stockholders' Equity, page F-24

28.   Please explain the following items further as it relates to your response to prior
       comment 73 with regards to determining the fair value of your common stock:

       • Tell us each of the specific issuance dates and number of shares issued on
         those dates for your Series B Convertible Preferred Stock;
       • Please confirm the date used for assessing the value of common stock (i.e.
         was it November 26, 2007 or another date?);
       • Tell us how the Company considered what value was appropriate to use for
         each issuance date given that the issuance period was from June through
         November 2007 (i.e. were there any business related events that would have
         changed the value of the Company's common stock during that period?);
       • Tell us the names and prices of publicly traded securities of comparable
         companies used in your analysis;
       • Tell us the volatility assumptions used for the Company's and of comparable
         businesses and how they impacted your valuation; and
       • Explain, in detail, the changes in the fair value of the Company's common
         stock from $0.5953 in August 2006 to $0.029604 in June – November 2007 to
         the value determined as of December 2007 used to fair value the warrants in
         the Various acquisition. Also, specifically explain how the Various
         acquisition impacted your valuation given that the transaction closed only a
         few days after the last issuance of the Series B Convertible Preferred Stock.

Note L. Stock Options, page F-26

29.   We note your responses to prior comments 25, 26, 75, and 77 and that your IPO
       price range has not been determined. Please update us with a proposed IPO price
       range when an estimate is determined in consultation with your underwriters.
       Please note that we will need sufficient time to process your amendments once a
       price range is included and we may have additional comments with regards to
       your common stock valuations and/or your disclosures regarding the Company's
       accounting for stock-based awards when this information is provided.

30.   We note your response to prior comment 76 and your revised disclosures in Note
       L with regards to the Company's 2008 stock option grants. Once the Company
       has established an estimated IPO price range, please revise your disclosures to
       also indicate the estimated compensation expense (or range of expense) that will
       be recorded as a cumulative compensations adjustment upon effectiveness.

Note M. Income Taxes, page F-27

31.   Please provide us with the entries recorded for deferred tax assets and liabilities during and subsequent to the acquisition of Various, as they appear to missing from your response to prior comment 79. Also, explain further how you determined the amount of the tax benefit applicable to pre-acquisition net losses ($6.5 million) versus the amount applicable to post-acquisition net losses ($6.4 million). Please provide any documentation that supports your calculations.

Note P. Contingencies, page F-31

32.   We note from your revised disclosures on page F-32 that on or about December 31, 2008, the Company executed a settlement agreement with a minority stockholder resolving all outstanding claims against the Company and its officers and directors regarding the Series B Convertible Preferred Stock issuance. Please tell us the amount of the settlement and tell if such amount is reflected in your December 31, 2008 financial statements. Further, revise to disclose the amount of the settlement, if material.

Exhibit Index, page II-8

33.   We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in agreements included as exhibits to your registration statement. Please tell us how you determined that this is consistent with your disclosure obligations, or amend your disclosure, as appropriate. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202)

551-3428 or me, at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 872-1002
        Bruce S. Mendelsohn, Esq.
        Akin Gump Strauss Hauer & Feld LLP